SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                 Amendment No. 1

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)



                                  REVCARE, INC.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    761331107

--------------------------------------------------------------------------------
                                 (CUSIP Number)


    Richard B. Nash, Esq., 1001 Nineteenth Street North, Arlington, VA 22209
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 1, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761331107                      13D/A

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Friedman, Billings, Ramsey Group, Inc.
     54-1873198
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         15,000,000 (1, following the Proposed Reverse Stock Split
                                described in Item 3.)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         15,000,000 (1, following the Proposed Reverse Stock Split
                                described in Item 3.)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,000,000 (1, following the Proposed Reverse Stock Split described in Item 3.)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     69.8% (100% following the Proposed Reverse Stock Split described in Item 3.)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     HC

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Eric F. Billings

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    15,000,000 (1, following the Proposed Reverse Stock Split
  OWNED BY                      described in Item 3.)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    15,000,000 (1, following the Proposed Reverse Stock Split
                                described in Item 3.)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,000,000 (1, following the Proposed Reverse Stock Split described in Item 3.)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     69.8% (100%, following the Proposed Reverse Stock Split described in
            Item 3.)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 761331107                       13D/A


________________________________________________________________________________
Item 1.  Security and Issuer.

This statemnt relates to the common stock of RevCare, Inc., having its principal executive office at 5400 Orange Avenue, Suite 200, Cypress, CA 90630.

________________________________________________________________________________
Item 2.  Identity and Background.


     (a)-(c) The  Reporting  Person,  Friedman,  Billings,  Ramsey  Group,  Inc.
(I.R.S. ID 54-1873198 ("FBR Group"), is the successor company to Friedman, Billings, Ramsey Group, Inc. (I.R.S. ID 54-1837743), following the merger of the latter company with FBR Asset Investment Corporation on March 31, 2003. FBR Group is a Virginia corporation and holding company for certain asset management and capital markets businesses, and has elected REIT status. The shares underlying the original Schedule 13D filing on June 9, 2000 were purchased by FBR Financial Fund II, which following the original Schedule 13D filing changed its name to FBR Financial Services Partners, L.P. (the "Fund"), and which is managed by FBR Investment Management, Inc., a wholly owned, indirect subsidiary of FBR Group. This filing is being made to report that, following the proposed 1-for-15,000,000 reverse stock split of the Issuer's Common Stock, as described in Item 3. below, the Issuer anticipates that the Fund will be the sole stockholder of record holding 100% of the outstanding shares of the Issuer's Common Stock.

     (d)-(e) During the last five years, Friedman, Billings, Ramsey Group, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     As previously reported on Form 8-K and in FBR Group's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 and in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, FBR Group announced that its broker-dealer subsidiary, Friedman, Billings, Ramsey & Co., Inc. ("FBR & Co.") has proposed a settlement to the staff of the Division of Enforcement (SEC staff) of the Securities and Exchange Commission (Commission) and the staff of the Department of Market Regulation of NASD (NASD staff) to resolve ongoing, previously disclosed investigations by the SEC and NASD staffs. The proposed settlement concerns insider trading and other charges related to trading in a company account and the offering of a private investment in public equity on behalf of CompuDyne, Inc. in October 2001.

     In the SEC proceeding, FBR & Co., without admitting or denying any wrongdoing, proposed to pay disgorgement, civil penalties and interest totaling approximately $3.5 million and to consent to the entry of a permanent injunction with respect to violations of the antifraud provisions of the federal securities laws, and agreed to consent to an administrative proceeding in which FBR & Co. would be subjected to a censure and agree to certain additional undertakings including engagement of an independent consultant to review its procedures and oversee the implementation of improvements. FBR & Co. has requested that the SEC staff recommend to the Commission that such an offer of settlement be approved, pending final negotiation of the settlement language. The offer of settlement is subject to approval by the Commission, and the Commission may accept, reject or impose further conditions or other modifications to some or all of the terms of the proposed settlement. Furthermore, there are no assurances regarding the Commission's consideration or determination of any offer of settlement, and no settlement is final unless and until approved by the Commission.

     In the parallel NASD proceeding, without admitting or denying any wrongdoing, FBR & Co. has proposed a settlement of alleged violations of the antifraud provisions of the federal securities laws and applicable NASD Rules. FBR & Co. would also agree to the same undertakings provided for in the proposed settlement with the SEC, and to pay a fine of $4 million to the NASD. The proposed settlement must be reviewed and accepted by the NASD. The proposed SEC and NASD settlements are subject to FBR & Co. obtaining relief from certain statutory disqualifications, and the SEC staff can make no assurance that any or all of the requested relief will be granted by the Commission.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

The Issuer's Board of Directors has authorized a 1-for-15,000,000 reverse stock split (the "Proposed Reverse Stock Split") of the Issuer's Common Stock to reduce the number of record holders of its Common Stock to fewer than 300 so that the Issuer may terminate the registration of its Common Stock under Section 12(g) of the Exchange Act and be eligible to cease filing periodic reports with the Securities and Exchange Commission. Immediately following the Proposed Reverse Stock Split, the Issuer anticipates that the Fund will be the sole stockholder of record holding all of the outstanding shares of its Common Stock.

No consideration will be paid by the Reporting Persons in connection with the Proposed Reverse Stock split. The 30.2% of the Issuer 's outstanding shares of Common Stock that the Fund does not beneficially own will be exchanged for cash. The Issuer will pay cash consideration to the remaining stockholders at the rate of $0.01 for each share of Common Stock that was outstanding before the effective date of the Proposed Reverse Stock Split but was not part of a conversion into a full share of post-split Common Stock.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

As described in Item 3, the Issuer's Board of Directors has authorized the Proposed Reverse Stock Split to reduce the number of record holders of its Common Stock to fewer than 300 so that the Issuer may terminate the registration of its Common Stock under Section 12(g) of the Exchange Act and be eligible to cease filing periodic reports with the Securities and Exchange Commission. Immediately following the Proposed Reverse Stock Split, the Issuer anticipates that the Fund will be the sole stockholder of record holding all of the outstanding shares of its Common Stock.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     There are approximately 21,526,909 shares of common stock issued and outstanding. As of June 9, 2005:

(a) Amount beneficially owned: 15,000,000 Percent of class: 69.8%
    (1 share, percent of class: 100%, following the Proposed Reverse Stock Split described in Item 3.)

(b) The number of shares as to which the Reporting Person has:

        (i) Sole power to vote or direct the vote: 15,000,000 shares (1 share, following the Proposed Reverse Stock Split described in Item 3.)

       (ii) Shared power to vote or direct the vote: none

      (iii) Sole power to dispose or direct the disposition of: 15,000,000 shares (1 share, following the Proposed Reverse Stock Split described in Item 3.)


       (iv) Shared power to dispose or direct the disposition of: none

(c) Recent Transactions: Not applicable

(d) Grants with Respect to Dividents or Sales Proceeds: Not applicable.

(e) Date of Cessation of Five Percent Beneficial Ownership: Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See the Form SC 13D filed June 9, 2000.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         See the Form SC 13D filed June 9, 2000.

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.

Dated: August 11, 2005
                                     By: /s/ ERIC F. BILLINGS
                                         --------------------------------------
                                         Name: Eric F. Billings
                                         Title: Chairman and CEO


Dated: August 11, 2005                   /s/ ERIC F. BILLINGS
                                         --------------------------------------
                                             Eric F. Billings